Exhibit 12

OWENS-ILLINOIS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of dollars, except ratios)

		Years ended December 31,
		2005	2004	2003
Earnings from continuing operations before income taxes and minority share owners’ interests		$(83.6)	$362.9	$12.0
Less:	Equity earnings	(22.6)	(27.8)	(27.1)
Add:	Total fixed charges deducted from earnings	479.7	489.1	440.6
	Proportional share of pre-tax earnings of 50% owned associates	8.9	11.0	8.1
	Dividends received from equity investees	11.0	12.8	31.1
Earnings available for payment of fixed charges		$393.4	$848.0	$464.7
Fixed charges (including the Company’s proportional share of 50% owned associates):
	Interest expense	$450.7	$460.0	$415.4
	Portion of operating lease rental deemed to be interest	13.0	14.2	10.8
	Amortization of deferred financing costs and debt discount expense	16.0	14.9	14.4
Total fixed charges deducted from earnings		$479.7	$489.1	$440.6

Deficiency of earnings available to cover fixed charges		86.3
Ratio of earnings to fixed charges			1.7	1.0

		Years ended December 31,
		2002	2001
Earnings from continuing operations before income taxes, minority share owners’ interests and cumulative effect of accounting change		$412.5	$650.9
Less:	Equity earnings	(27.0)	(18.8)
Add:	Total fixed charges deducted from earnings	384.9	374.6
	Proportional share of pre-tax earnings of 50% owned associates	13.3	10.4
	Dividends received from equity investees	29.2	18.2
Earnings available for payment of fixed charges		$812.9	$1,035.3
Fixed charges (including the Company’s proportional share of 50% owned associates):
	Interest expense	$356.1	$345.3
	Portion of operating lease rental deemed to be interest	12.7	14.3
	Amortization of deferred financing costs and debt discount expense	16.1	15.0
Total fixed charges deducted from earnings		$384.9	$374.6

Ratio of earnings to fixed charges		2.1	2.8